Exhibit 99.3

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log - on using the below control number. Voting will be open until 11:59 p.m. Eastern Time October 12, 2025. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote during the meeting, please attend the Extraordinary General Meeting of Shareholders, to be held virtually at: https://us04web.zoom.us/j/77902117467?pwd=Au 5YTelfFwrnZDdJ0NasDEzH0EvM8F.1 (passcode: 0f51nZ), on October 14, 2025 at 5:00 p.m. (Dubai Time). * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting Proxy Card - Micropolis Holding Company DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS. Proposal 1 A : RESOLVED as a special resolution that subject to the proposed new name conforming with section 30 of the Companies Act (Revised) of the Cayman Islands, the Company change its name to “Micropolis Technologies”, and that the board of directors of the Company be authorized to handle all actions as maybe required to effect the change of name of the Company . FOR AGAINST ABSTAIN Proposal 1 B : RESOLVED as an special resolution that all references to the name “Micropolis Holding Company” as appearing in the Amended and Restated Memorandum of Association and Articles of Association of the Company be replaced with the new name “Micropolis Technologies” FOR AGAINST ABSTAIN Proposal 2 : RESOLVED as an ordinary resolution that the chairperson of the extraordinary general meeting be directed to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 A and 1 B . FOR AGAINST ABSTAIN Signature, if held jointly Signature Date Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

Micropolis Holding Company Extraordinary General Meeting of Shareholders October 14, 2025 at 5:00 p.m. (Dubai Time) DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I/We, Please Print Name(s) of Please Print Address(es) being (a) shareholder(s) of the Company with shares respectively hereby appoint of or failing him/her of or failing him/her the duly appointed chairman of the EGM (the “Chairman”) as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (the “EGM”) to be held on October 14 , 2025 at 5 : 00 p . m . (Dubai time) virtually at : https : //us 04 web . zoom . us/j/ 77902117467 ?pwd=Au 5 YTelfFwrnZDdJ 0 NasDEzH 0 EvM 8 F . 1 (passcode : 0 f 51 nZ), and at any adjournment of the EGM . My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the EGM as indicated . Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain in, the boxes above in respect of each resolution . If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM . Electronic Delivery of Future Proxy Materials : If you would like to reduce the costs incurred by Micropolis Holding Company materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet . To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings . PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side)